SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras issues US$ 600 million 7.75% Global Notes

Rio de Janeiro, September 15, 2004. – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its subsidiary, Petrobras International Finance Company ("PIFCo"), issued today US$ 600 million of Global Notes in the international capital markets at 98.638% of par value, carrying a 7.75% p.a. coupon and 10 year maturity. Yield to maturity is 7.95% p.a., or 1.2% p.a. below sovereign securities of comparable maturity. The company intends to use the proceeds of the issue for general corporate purposes, meeting its strategy objective of lengthening its debt profile and reducing borrowing costs, in order to mitigate its external vulnerability.

The transaction, in which Morgan Stanley and Bear Stearns were the underwriters, marks Petrobras return to the long term international capital markets, since December 2003, when the market rates levels became incompatible with the company’s strategic objectives. The issue can be considered a benchmark for Petrobras as it pays the lowest coupon among all securities previously issued by PFICo or Petrobras itself, that do not carry any risk mitigation structure. The offering period coincided with the upgrade of Petrobras’ risk rating by Moody’s to Ba1.

The wide geographic and market distribution of the securities reflects the broad recognition of the company credit strength in the international capital markets, assuring an important log term funding source. More than 50% of the securities were sold in the “high grade”(17%), “high yield”(16%) and “private banking"(19%) markets, and the remaining papers (48%) were absorbed by traditional emerging markets investors. Geographically, 30% of the securities were sold in Europe, Japan and other locations, while the remaining securities were distributed to US (54%) and Latin American investors (16%). Despite the concentration of issues which occurred last week, seeking the favorable movement in the international market, it was possible to increase the originally planned amount of the issue without sacrificing strategic goals related to cost and maturity.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.